Item 77D:  For Eaton Vance Tax-
Managed Emerging Markets Fund:
Effective July 8, 2009, the Fund changed its investment policies to provide that a company will be considered to be located in an emerging market country if it is domiciled in or derives more than 50% of its revenues or profits from emerging market countries. Emerging market countries are generally countries not considered to be developed market countries, and therefore not included in the Morgan Stanley Capital
International (MSCI) World Index.